UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COUCHBASE, INC.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

22207T 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22207T 101

1.	Names of Reporting Persons GPI Capital Gemini HoldCo LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,369,543
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,369,543
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,369,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated pursuant to Rule 13d-3. See Item 4

CUSIP No. 22207T 101

1.	Names of Reporting Persons GPI GP LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,369,543
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,369,543
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,369,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%(1)
12.	Type of Reporting Person (See Instructions) FI

(1)	Calculated pursuant to Rule 13d-3. See Item 4

CUSIP No. 22207T 101

1.	Names of Reporting Persons GPI GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,369,543
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,369,543
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,369,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%(1)
12.	Type of Reporting Person (See Instructions) FI

(1)	Calculated pursuant to Rule 13d-3. See Item 4

CUSIP No. 22207T 101

1.	Names of Reporting Persons GPI Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,369,543
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,369,543
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,369,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3. See Item 4

CUSIP No. 22207T 101

1.	Names of Reporting Persons Aleksander Migon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,369,543
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,369,543

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,369,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated pursuant to Rule 13d-3. See Item 4

CUSIP No. 22207T 101

1.	Names of Reporting Persons William T. Royan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,369,543
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,369,543

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,369,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated pursuant to Rule 13d-3. See Item 4

CUSIP No. 22207T 101

1.	Names of Reporting Persons Khai Ha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,369,543
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,369,543

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,369,543
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated pursuant to Rule 13d-3. See Item 4

Item 1(a).	Name of Issuer

Couchbase, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3250 Olcott Street

Santa Clara, CA 95054

Item 2(a).	Names of Persons Filing

This Schedule 13G is jointly filed by and on behalf of each of the following:

(i)            GPI Capital Gemini HoldCo LP;

(ii)           GPI GP LP;

(iii)          GPI GP Limited;

(iv)          GPI Capital, LLC;

(v)           Aleksander Migon

(vi)          William T. Royan; and

(vii)         Khai Ha (collectively, the “Reporting Persons”).

GPI GP LP is the general partner of GPI Capital Gemini HoldCo LP. GPI GP Limited is the general partner of GPI GP LP. GPI Capital, LLC is the sole member of GPI GP Limited. Messrs. Royan, Ha and Migon are the members of the Investment Committee of GPI Capital, LLC. Mr. Migon is a member of the Issuer’s board of directors.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business office for the Reporting Persons is:

1345 Avenue of the Americas, 32nd Floor

New York, NY 10105

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common stock, $0.00001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number

22207T 101.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages for each Reporting Person under this Schedule 13G are incorporated herein by reference for each such Reporting Person.

The ownership percentages are calculated pursuant to Rule 13d-3 of the Act and are based on an aggregate of 43,594,638 shares of Common Stock outstanding as of November 30, 2021, as reported by the Issuer on its Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on December 10, 2021.

As of December 31, 2021, GPI Capital Gemini HoldCo LP directly held and may have been deemed to be the beneficial owner of, and have voting and dispositive power over, 4,369,543 shares of Common Stock, which represent 10.0% of the total number of shares of Common Stock outstanding.

Each of GPI GP LP (as the general partner of GPI Capital Gemini HoldCo LP), GPI GP Limited (as the general partner of GPI GP LP), GPI Capital, LLC (as the sole member of GPI GP Limited), and each of Aleksander Migon, William T. Royan and Khai Ha (as the members of the Investment Committee of GPI Capital, LLC) may be deemed to be the beneficial owner of, and have voting and dispositive power over the shares of Common Stock owned by GPI Capital Gemini HoldCo LP, for an aggregate of 4,369,543 shares of Common Stock, representing 10.0% of the total shares of Common Stock issued and outstanding as of such time, but each disclaims beneficial ownership of such shares of Common Stock.

Pursuant to Rule 13d-1(d)(k)(1) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 99.1 hereto, each Reporting Person has agreed to file one statement on Schedule 13G, including any amendments thereto.

The filing of this Schedule 13G shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	GPI CAPITAL GEMINI HOLDCO LP
	By:		GPI GP LP, its general partner
	By:		GPI GP Limited, its general partner
	By:		GPI Capital, LLC, its sole member

		By:	/s/ Mateo Goldman
Name: Mateo Goldman
Title: Authorized Signatory

GPI GP LP
	By:		By GPI GP Limited, its general partner
	By:		GPI Capital, LLC, its sole member

		By:	/s/ Mateo Goldman
Name: Mateo Goldman
Title: Authorized Signatory

GPI GP LIMITED
	By:		GPI Capital, LLC, its sole member

		By:	/s/ Mateo Goldman
Name: Mateo Goldman
Title: Authorized Signatory

GPI CAPITAL, LLC

		By:	/s/ Mateo Goldman
Name: Mateo Goldman
Title: Authorized Signatory

/s/ Aleksander Migon
Aleksander Migon

/s/ William T. Royan
William T. Royan

/s/ Khai Ha
Khai Ha

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Joint Filing Agreement, dated as of February 14, 2022, by and among the Reporting Persons (filed herewith).